ENVOY COMMUNICATIONS GROUP INC.

PROXY

SOLICITED BY THE MANAGEMENT OF THE CORPORATION
for the Annual and Special Meeting of Shareholders

This proxy is being solicited on behalf of the management of ENVOY COMMUNICATIONS GROUP INC. (the “Corporation”) in connection with the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held on Thursday, March 27, 2003 at 11:00 a.m. (Toronto time) and any adjournment thereof.

The undersigned shareholder of the Corporation hereby appoints Geoffrey B. Genovese of Toronto, Ontario or, failing him, John H. Bailey of Mississauga, Ontario or instead of either of them ______________________________________________________ as proxy, with power of substitution to attend, vote and otherwise act for the undersigned at the Meeting and at any adjournment thereof as follows:

(a)  VOTE FOR (_____) or WITHHOLD FROM VOTING (_____) (or, if not specified, VOTE FOR) the election of the persons nominated as directors to be elected by the shareholders as listed in the Management Information Circular;

(b)  VOTE FOR (_____) or WITHHOLD FROM VOTING (_____) (or, if not specified, VOTE FOR) the appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the granting of the authority to the directors of the Corporation to fix the auditors’ remuneration;

(c)  VOTE FOR (_____) or AGAINST (_____) (or, if not specified, VOTE FOR) the Special Resolution (the full text of which is setout in the accompanying Management Information Circular) amending the Articles of the Corporation to consolidate the issued common shares of the Corporation on the basis of fifteen existing common shares to be consolidated into one new common share;

(d)  VOTE FOR (_____) or AGAINST (_____) (or, if not specified, VOTE FOR) the Private Placement Resolution (the full text of which is set out in the accompanying Management Information Circular) relating to the issuance, in the twelve-month period commencing March 27, 2003, of a number of common shares by private placement that exceeds 25% of the Corporation’s issued and outstanding share capital;

and in their discretion to vote on amendments or variations to the matters referred to above or to any other matters identified in the Notice of Meeting or such other matters as may properly come before the Meeting including any adjournment thereof. As at the date of the accompanying Management Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. The undersigned hereby revokes any proxy previously given in respect of the Meeting.

Each shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified above to attend and act on his or her behalf at the Meeting. Such right may be exercised by inserting the name of the person to be appointed in the space provided, or by completing another proper form of proxy.

DATED this ______ day of __________________________________ , 2003.

(Signature of Shareholder)

(Name of Shareholder — Please Print)

Notes:

1.     An undated proxy is deemed to bear the date it was mailed on behalf of the management of the Corporation. A proxy must be executed in writing or by electronic signature by the shareholder or his, her or its attorney duly authorized in writing or by electronic signature. A shareholder or a duly authorized attorney may sign, by electronic means, a proxy or a power of attorney authorizing the creation of a proxy, if the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be.

2.     To be effective, this form of proxy or another form of proxy must be properly executed and returned in the enclosed envelope or, if signed electronically, transmitted by telephonic or electronic means in order that it is received on or before 11:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.